UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAXUS REALTY TRUST, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57774B109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨Rule 13d-1(b)

x Rule 13d-1(c)

¨ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2-02)

CUSIP No. 57774B109	13G/A

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
MACKENZIE PATTERSON FULLER, LP
MPF ADVISERS, LP
SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 3, LLC
MP VALUE FUND 5, LLC
MPF-NY 2005, LLC
MPF FLAGSHIP FUND 9, LLC
MPF DEWAAY FUND 4, LLC
MPF BLUE RIDGE FUND I, LLC
MPF BLUE RIDGE FUND II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5 SOLE VOTING POWER
MACKENZIE PATTERSON FULLER, LP, 0 shares
MPF ADVISERS, LP, 0 shares
SUTTER CAPITAL MANAGEMENT, LLC, 0 shares
SUTTER OPPORTUNITY FUND 3, LLC, 32,000 shares
MP VALUE FUND 5, LLC, 8,800 shares
MPF-NY 2005, LLC, 24,000 shares
MPF FLAGSHIP FUND 9, LLC, 19,200 shares
MPF DEWAAY FUND 4, LLC, 12,000 shares
MPF BLUE RIDGE FUND I, LLC, 17,700 shares
MPF BLUE RIDGE FUND II, LLC, 8,000 shares

6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER same as above in (5)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,700 (see Item 5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON* OO

Item 1.	(a)	Name of Issuer

MAXUS REALTY TRUST, INC. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices

104 Armour Road, North Kansas City, Missouri 64116

Item 2.	(a)	Name of Person Filing

See (1) on cover page

	(b)	Address of Principal Business Office or, if none, Residence

1640 School Street, Moraga, CA 94556.

	(c)	Citizenship

California.

	(d)	Title of Class of Securities

Common Stock, par value $1

	(e)	CUSIP Number

57774B109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a) – (j)	Not applicable

Item 4.	Ownership.
	(a-c)	See (5) on cover page

Sutter Capital Management, LLC is the manager of Sutter Opportunity Fund 3, LLC. MPF Advisers, LP owns Sutter Capital Management and is the manager or general partner of each of the other Reporting Persons, and it has the power to direct the voting or disposition of the shares owned by the other Reporting Persons, although is not the beneficial owner of any shares. Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons’ shares pursuant to Rule 13d-4. The percentage of class owned in (11) above is based upon information set forth in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007, that as of September 30, 2007 there were 1,408,160 Common Stock Shares issued and outstanding.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

February 20, 2008
Date
MACKENZIE PATTERSON FULLER, LP
MPF ADVISERS, LP
SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 3, LLC
MP VALUE FUND 5, LLC
MPF-NY 2005, LLC
MPF FLAGSHIP FUND 9, LLC
MPF DEWAAY FUND 4, LLC
MPF BLUE RIDGE FUND I, LLC
MPF BLUE RIDGE FUND II, LLC

By: /s/ Chip Patterson Chip Patterson
Signature
Senior Vice President of the Manager or General Partner of each of the above entities.
Name/Title